SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Cedar Fair, L.P.
(Name of Issuer)

Units Representing Limited Partner Interests
(Title of Class of Securities)

150185106
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of units reported herein is 10,021,418, which constitutes approximately 18.1% of the total number of units outstanding.  All ownership percentages set forth herein assume that there are 55,266,755 units outstanding.

1.     Name of Reporting Person:

           Q Funding III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  6,642,100
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  6,642,100
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,642,100

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 12.0%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Q4 Funding, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  3,379,318
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  3,379,318
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,379,318

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.1%

14.     Type of Reporting Person: PN

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 12, 2010, as amended by Amendment No. 1 dated February 18, 2010, as amended by Amendment No. 2 dated February 24, 2010 (the "Schedule 13D" ), relating to the Units Representing Limited Partner Interests of Cedar Fair, L.P.  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by adding at the end thereof the following:

        The Reporting Persons at the present time are no longer seeking to purchase additional Units at above-market prices with the right to vote such Units, although the Reporting Persons may in the future seek to purchase additional Units from one or a few Unitholders at above-market prices in privately negotiated transactions so long as the Reporting Persons are given the right to vote such Units at the meeting of the Issuer's Unitholders currently scheduled for March 16, 2010 and so long as the seller was a holder as of the record date for the meeting.   Notwithstanding, the Reporting Persons may still seek to purchase Units in the public market at market prices even though the record date to vote such Units has passed.

        In addition, on March 9, 2010, the Reporting Persons issued the following press release:

Three Leading Advisory Firms All Recommend Shareholders Vote Against Cedar Fair's Proposed Acquisition by Apollo

Fort Worth, Texas -- March 9, 2010 -- Q Funding III, L.P. and Q4 Funding, L.P., the holders of approximately 18% of Cedar Fair, L.P.'s outstanding units, today announced that three leading independent proxy advisory firms, RiskMetrics Group, Inc., Proxy Governance, Inc. and Glass Lewis & Co. LLC, have advised their clients to vote "AGAINST" Cedar Fair's proposed acquisition by Apollo Global Management and "AGAINST" adjournment of the meeting.

Q Funding III, L.P. and Q4 Funding L.P., both part of the Q Investments family of funds, a leading group of private investment firms based in Fort Worth, Texas, have announced previously that they intend to vote against and continue to oppose the Apollo transaction, which they believe substantially undervalues the company. The funds have urged other unitholders to vote against the transaction as well.

Source Q Funding III, L.P.

Media Contact:
Tom Johnson
Abernathy MacGregor
(212) 371-5999

          Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by clarifying that the following paragraph remains a part thereof:

In addition to the Units reported herein, affiliates of the Reporting Persons (the "Affiliates") currently have long economic exposure to 550,900 Units through cash-settled equity swaps (the "Equity Swaps") under which the profit to the Affiliates will be based upon any increase in value in Units and the loss to the Affiliates will be based upon any decrease in the value of Units over the term of the transactions. The Equity Swaps may only be settled in cash and do not give the Affiliates direct or indirect voting, investment or dispositive control over any Units and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. With respect to the Equity Swaps, the Affiliates disclaim beneficial ownership over any Units. The Equity Swaps were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         Item 7 is hereby amended and restated in its entirety as follows:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 --  Form of Voting Agreement (previously filed).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: March 9, 2010

Q FUNDING III, L.P. By: Prufrock Onshore, L.P., its general partner By: J Alfred Onshore, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

Q4 FUNDING, L.P. By: Star Spangled Sprockets, L.P., its general partner By: Excalibur Domestic, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

                                                                       EXHIBIT INDEX

EXHIBIT                   DESCRIPTION

Exhibit 99.1 -- Form of Voting Agreement (previously filed).